A.P. SECURITIES, INC.

Statement of Financial Condition

For the Year Ended December 31, 2024

OATH OR AFFIRMATION

I, GEORGE C. REICHLE _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of A. P. SECURITIES, INC. _____ , as of 12/31 _____ , 2024 ____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: PRESIDENT

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

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SEC FILE NUMBER
8-42833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: A. P. SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 WATERVIEW DR.
(No. and Street)

CENTERPORT	NY	11721
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GEORGE C. REICHLE	631-757-3200	greichle@apsecuritiesinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E. SYBELIA AVE., SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A.P. SECURITIES INC.

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of A.P. Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of A.P. Securities, Inc. as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of A.P. Securities, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of A.P. Securities, Inc.'s management. Our responsibility is to express an opinion on A.P. Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.P. Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as A.P. Securities, Inc.'s auditor since 2020.

Maitland, Florida

May 1, 2025

A.P. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Current assets:

Cash and cash equivalents	$ 16,208
Commissions receivable (Note 2)	1,847
Total current assets	18,055

Other assets:

Investments (Note 3)	25,512
Total assets	$ 43,567

Liabilities and stockholder's equity

Current liabilities:

Accounts payable and accrued expenses	$ 6,363
Total current liabilities	6,363

Stockholder's equity:

Common stock, no par value, 4,445 shares authorized;	
4,245 shares issued and outstanding	35,000
Additional paid-in capital	19,500
Accumulated deficit	(17,296)
Total stockholder's equity	37,204
Total liabilities and stockholder's equity	$ 43,567

See accompanying report of independent registered public accounting firm
and notes to financial statements.

2

1. Summary of significant accounting policies

Nature of business
A.P. Securities, Inc. ("the Company") is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

The Company's primary source of income is commissions and fees from the sale of mutual funds and insurance products.

Basis of accounting
The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue from contracts with customers
Revenue from contracts with customers includes fees from mutual funds, 12B-1 fees and commissions from the sale of insurance products. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions from the sale of mutual funds and variable annuities and 12B-1s are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date period.

1. **Summary of significant accounting policies (continued)**

Revenue from contracts with customers (continued)
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash equivalents
For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Accounts receivable
The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

1. Summary of significant accounting policies (continued)

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholders; therefore all items of income, deduction and tax credit flow through to the stockholders and are not taxed at the corporate level, but at the stockholders level.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements. Generally, the Company's tax returns remain open for three years for federal and state income tax examination.

Subsequent events

The Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would require disclosure.

2. Investments

During the calendar year 2000, the Company acquired, for $1,430, 110 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq").

The carrying value and estimated fair value of marketable securities available for sale at December 31, 2024 is as follows:

	Carrying Value	Fair Value	Unrealized Gain
Equities	$ 1,430	$ 25,512	$ 24,082

3. **Fair value measurements**

   In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

   - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
   - Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
   - Level 3 inputs are unobservable inputs for the asset or liability.

   The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

   The following is a description of the valuation methodologies used for assets measured at fair value.

   Equities – valued at the fair market value based on quoted market prices.

   The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

   The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Equities	$ 25,512	$ --	$ --	$ 25,512

4. **Pension plan**

The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. There was no pension expense for the year ended December 31, 2024.

5. **Net capital**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2024 the Company had net capital of $31,530, which was $26,530 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.20181 to 1 as of December 31, 2024.

6. **Related party transactions**

The Company's office space that is used is in the residential property owned by George Reichle. Various items of office furniture, equipment and telephone expenses are also used by the Company without charge. The related party transactions are reported in the Statement of Operations as Office Expense in the amount of $3,580.

7. **Commitments and contingencies**

There were no commitments and contingencies for the year ending December 31, 2024.

A.P. SECURITIES, INC.
EXEMPTION REPORT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

A.P. Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. & §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & §240.17a-5(d)(1) and (4). To the best of its knowledge and belief for the year ended December 31, 2023, the Company states the following:

- The Company only sells variable annuities and mutual funds.

- During the reporting period the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

George C. Reichle
George C. Reichle
President, A.P. Securities, Inc.

5/1/2025
Date